EXHIBIT 4.10

AMENDMENT NO. 7
TO
WINDSTREAM 401(k) PLAN
(January 1, 2011 Restatement)

WHEREAS, Windstream Corporation (the "Company") maintains the Windstream 401(k) Plan, as amended and restated effective as of January 1, 2011, as subsequently amended (the "Plan"); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan, effective as of February 6, 2013, in the respects hereinafter set forth:

Section 13.07 of the Plan is amended to provide as follows:

13.07	Form of Matching Contributions

Regular Employer Matching Contributions and Supplemental Employer Matching Contributions which are to be made for a Plan Year for any Eligible Employee shall be paid in cash or in common stock of Windstream Corporation (or a combination thereof) as deemed advisable by the Employer in its discretion (in its settlor capacity). Any in kind contribution made under this Section 13.07 shall be unencumbered. The foregoing provisions of this Section 13.07 shall apply only to Eligible Employees who are either (i) not covered by a collective bargaining agreement or (ii) are covered by a collective bargaining agreement and are designated by the Employer as eligible to receive contributions in cash or in common stock of Windstream Corporation (or a combination thereof). If the foregoing provisions of this Section 13.07 are not applicable to an Eligible Employee, the Regular Employer Matching Contributions and Supplemental Employer Matching Contributions shall be paid in cash.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 7 to the Windstream 401(k) Plan (January 1, 2011 Restatement) to be executed on this 8th day of February, 2013.

WINDSTREAM CORPORATION

By:____________________________________
Title: Member of the Investment Committee